Mail Stop 3561

May 27, 2009

Roy J. Katzovicz
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019

> **Re:** **Target Corporation**
> **Soliciting Materials Filed on May 8, May 13, May 18 and May 22, 2009 by Pershing Square, L.P., Pershing Square II, L.P., Pershing Square IV Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing Square International, Ltd., Pershing Square International IV Trade-Co, Ltd., Pershing Square International IV-I, Ltd., Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC, Pershing Square Holdings GP, LLC, William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson, Richard W. Vague, Ali Namvar and Roy J. Katzovicz**
> **File No. 1-06049**

Dear Mr. Katzovicz:

We have reviewed the filings listed above and have the following comments.

General

1. Please submit all complaint letters to us as correspondence on EDGAR.

Soliciting Materials on Schedule 14A Filed on May 8, 2009 (Slide Presentation on "The Nominees for Shareholder Choice")

2. We note your statement on slide 2 that "No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. Neither Pershing Square nor any of its affiliates shall be responsible or have any liability for any misinformation contained in any SEC filing or third party report." The beginning of the paragraph that preceded these statements concerned your use of information previously published by third parties, and the previous slide mentions that "[t]he views expressed herein represent the opinions of Pershing Square…" Please be advised that you may not disclaim liability under the securities laws for third-party material that you adopt and use for your own purposes. Please confirm to us your understanding in this regard. (The same disclaimer appears in the presentations filed on May 11 and on May 15.)

3. Please refer to slide 67, entitled, "The Target Board Is Attempting to Limit Choice." Please provide us with support for your assertion regarding Broadridge having given confirmation of the feasibility of using a universal proxy card. Also explain how you can assure Target and its nominees that they would face no liability in connection with use of a universal proxy card. Lastly, please provide us with support for your assertion that "[s]hareholders have expressed disappointment with Target's position."

Soliciting Materials Filed May 13, 2009 (Press Release Containing Letter to Shareholders)

4. For your reference, this letter is headlined, "Questions for Target's Board in connection with the Election of Directors at the 2009 Annual Meeting of Shareholders," and includes a list of questions that you have urged shareholders to ask of Target's board. The following question in item 1 in inappropriate insofar as it impugns the character of Target's board: "Why is the board *attempting to mislead shareholders* by confusing its record with Pershing Square's support for Target's management team?" (emphasis added) In the future, please refrain from making this type of remark in your soliciting materials. Refer to Note (b) to Exchange Act Rule 14a-9.

Soliciting Materials Filed May 18, 2009 (Press Release Containing Letter to Shareholders)

5. For your reference, we note that the subject line of the letter reads, "Now Is The Time For Change," and that the letter enclosed a booklet including your nominees' biographies and comparisons with the company's nominees. Please file as definitive additional soliciting material a copy of the booklet, which was missing from this May 18, 2009 filing. Please also provide us on a supplemental basis with copies of the reports issued by PROXY Governance, Inc., Egan-Jones Proxy Services, RiskMetrics and Glass Lewis & Co. In addition, in the future when you quote previously published third-party material, please state whether or not the consent of the author and publication has been obtained to use the previously published material as proxy soliciting material. Refer to Exchange Act Rule 14a-12(c)(2)(ii).

Soliciting Materials Filed May 22, 2009 (Press Release Entitled, "Target's Board Fails to Comply with Its Own Corporate Governance Guidelines")

6. We note your statement that "Given the circumstances of Mr. Trujillo's departure from Telstra — where he was initially slated to retire on June 30, 2009, but *was in fact removed on May 14, 2009 according to press reports* — and the fact that he has served on the Target board for 15 years, any decision to retain Mr. Trujillo for another three years on the board would be misguided — particularly in light of the upcoming election and the expertise of the Nominees for Shareholder Choice." (emphasis added) Please provide support for your claim that Mr. Trujillo not only departed earlier than his scheduled retirement date "but was in fact removed on May 14, 2009[.]"

Soliciting Materials Filed May 26, 2009 (Press Release Containing Letter to Mr. Baer)

7. We note your indication that "Target and the Nominees for Shareholder Choice can make available on the Internet…a letter of direction that allows them to indicate a split vote between the white and gold proxy card…." Should you continue to make such a suggestion in additional soliciting materials, please ensure that you advise readers that this is just a suggested approach and acknowledge that Target has not given its consent to this approach nor is it required to do so. Further, tell us why you believe that this approach would be appropriate under state law. Your indication that both parties can "commit in advance not to challenge any letter of direction, thereby eliminating legal uncertainty" does not address the feasibility of this approach under state law nor does it address the selective approach to solicitation you suggest by making it available only to certain shareholders.

<p align="center">*   *   *</p>

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions. You may also contact Mellissa Campbell Duru, Special Counsel, in the Office of Mergers & Acquisitions at (202) 551-3757 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrew E. Nagel, Esq.
        Kirkland & Ellis LLP
        Facsimile No. (212) 446-4900